Filed by Community Bank System, Inc. pursuant to Rule

425 under the Securities Act of 1933.
Subject Company: Grange National Banc Corp.
Commission File No.: 0-13664

For further information please contact:

Sanford A. Belden,

President and Chief Executive Officer
Tel: (315) 445-7304

Mark E. Tryniski,

Chief Financial Officer
Tel: (315) 445-7378

FOR IMMEDIATE RELEASE

COMMUNITY BANK SYSTEM, INC. AND

GRANGE NATIONAL BANC CORP. AGREE TO MERGE

     DeWitt, N.Y. and Tunkhannock, Pa. – June 9, 2003 – Community Bank System, Inc. (NYSE: CBU) and Grange National Banc Corp. (OTC.BB: GRGN.OB), jointly announce that they have signed a definitive agreement for CBU to acquire all the stock of GRGN through a merger of GRGN into CBU.

GRGN’s National Bank subsidiary, Grange National Bank, will be merged into Community Bank, N.A., CBU’s principal subsidiary, and its 12 branches will operate as part of First Liberty Bank and Trust, a division of Community Bank, N.A. Thomas A. McCullough, current President and Chief Executive Officer of GRGN will become President, Pennsylvania Banking for CBU and manage all its banking business in Northeastern Pennsylvania, including the 13 current First Liberty Bank and Trust branches.

Sanford A. Belden, President and Chief Executive Officer of CBU, stated, “We expect the transaction to be accretive to operating earnings per share within the first twelve months based on anticipated cost take-outs and our

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June 9, 2003

assumptions about modest revenue enhancements. We anticipate the transaction will close during the fourth quarter of 2003, pending approval by GRGN shareholders and customary regulatory approval.”

Mr. Belden went on to say, “We are delighted to enhance our Pennsylvania presence with the acquisition of Grange National Banc Corp., with its peer-leading track record of earnings growth, loan generation and consistently superior asset quality. We are especially pleased that Tom McCullough, who has led Grange and its strong performance since 1990, will join our senior management team as President, Pennsylvania Banking. His 35 years of banking experience make him ideally suited to take responsibility for all our Pennsylvania banking business. Grange customers will benefit from CBU’s greater array of financial products and services while continuing to be served by familiar staff in each branch. Furthermore, all our Pennsylvania customers will benefit from our expanded market coverage that will offer retail branches in the Bradford, Lackawanna, Luzerne, Susquehanna and Wyoming counties of Northeastern Pennsylvania.”

CBU is a registered bank holding company with $3.4 billion in assets, based in the Syracuse suburb of DeWitt, N.Y., and GRGN is a $280-million-asset national bank based in Tunkhannock, Pa., whose principal banking subsidiary is Grange National Bank. Pursuant to the definitive agreement, stockholders of GRGN will be entitled to elect to receive, in exchange for each share of GRGN common stock held, either $42.50 in cash or 1.209 shares (subject to adjustments described in the agreement) of CBU common stock, or a combination thereof. This election is subject to certain allocation and pro ration mechanisms as part of the election process. In total, no more than 70% of GRGN common shares will be exchanged for shares of CBU common stock and at least 30%, but not more than 45%, of GRGN common shares will be exchanged for cash.

Thomas A. McCullough, President and Chief Executive Officer of Grange National Banc Corp., stated, “This is a wonderful opportunity for all our company’s constituents. By merging with Community Bank System, we create

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Press Release
June 9, 2003

a win-win situation for both our shareholders and customers. Our shareholders have the opportunity to enhance their value and receive equity positions in a much more liquid NYSE-listed company with a strong track record of consistent performance and growth. Similarly, our customers will gain access to a far greater number of products and services, and a branch network that will double our existing size, all of which will mean greater convenience and variety.”

The following table summarizes the impact of GRGN on CBU’s Pennsylvania / First Liberty franchise once the acquisition is completed, on a pro forma basis as of March 31, 2003:

	First Liberty Currently	GNBC and First Liberty, pro forma

Retail Branch Locations	13	25
Deposits	$461 million	$677 million
Loans	$360 million	$516 million
Accounts	71,532	100,532
Population of Counties Served	527,200	660,900

A conference call will be held with company management this afternoon at 4:30 p.m. (ET) to discuss this transaction in greater detail. You may participate by dialing 1-888-632-5950 (access code 3983126). An audio recording of this call will be available one hour after its completion and made available through July 15, and may be accessed at 1-877-519-4471 (access code 3983126). Investors may also listen to the call live via the Internet, at: www.firstcallevents.com/service/ajwz383069624gf12.html. An archive of this call will also be available via this Web site through July 15.

Community Bank System, Inc. (NYSE: CBU) is a registered bank holding company based in DeWitt, N.Y. Upon completion of this transaction, CBU will have over $3.7 billion in assets, and its wholly-owned banking subsidiary, Community Bank, N.A. (http://www.communitybankna.com), will become the second-largest community banking franchise headquartered in Upstate New York, with 128 customer facilities and 95 ATMs stretching diagonally from Northern New York to the Southern Tier, west to Lake Erie, and in Northeastern Pa.

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June 9, 2003

Other subsidiaries within the CBU family are Elias Asset Management, Inc., an investment management firm based in Williamsville, N.Y.; Benefit Plans Administrative Services, Inc. (BPA), a pension administration and consulting firm located in Utica, N.Y., serving sponsors of defined benefit and defined contribution plans; and Community Investment Services, Inc. (CISI), a broker-dealer delivering financial products, including mutual funds, annuities, individual stocks and bonds, and long-term health care and other selected insurance products, from various Community Bank’s branch locations and from offices in Jamestown and Lockport, N.Y.

Shareholders of GRGN, and other investors are urged to read the proxy statement/prospectus that will be included in a registration statement on Form S-4 that CBU will file with the SEC in connection with the merger. It will contain important information about CBU, GRGN, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. After it is filed with the SEC, the proxy statement/prospectus will be available free of charge on the SEC’s web site (www.sec.gov). The proxy statement/prospectus and such other documents may also be obtained from GRGN by directing such requests to Grange National Banc Corp., Attention: Thomas A. McCullough, 198 East Tioga Street, Tunkhannock, PA 18657; telephone: (570) 836-2106.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of l995 with respect to the anticipated effects of the merger. The following factors, among others, could cause the actual results of the merger to differ materially from the parties’ expectations: the satisfaction of contingencies for closing the merger, including regulatory and shareholder approval; the successful integration of operations of GRGN and Grange National Bank into those of CBU and Community Bank, N.A.; competition; changes in economic conditions, interest rates and financial markets; and changes in legislation or regulatory requirements. Neither CBU nor GRGN assumes any duty to update forward-looking statements.

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